Aspen Group Reports Third Quarter Results

OKLAHOMA CITY, Oklahoma December 3, 2003 -- Aspen Group Resources Corporation, (TSX: ASR) (“Aspen” or the “Company”), announced its financial results for the third quarter and nine months of fiscal 2003 ended September 30, 2003. Aspen reports its results in U.S. dollars.

For the nine-month period ended September 30, 2003, Aspen reported revenues of $7.0 million compared to $6.3million recorded in the same period last year. For the period, Aspen recorded a net loss of $22 thousand, or $0.00 per share, versus a net loss of $8.3 million or $(0.22) per share. Cash flow from operations for the nine-month period was $2.3 million compared to negative $800 thousand for the same period in 2002.

In the third quarter ended September 30, 2003, Aspen reported revenues of $2.6 million compared to $1.5 million recorded in the same period last year. For the period, Aspen recorded a gain of $181 thousand, or $0.003 per share, versus a net loss of $6.8 million or $(0.17) per share in the same period in 2002. Cash flow from operations for the three-month period was $1 million compared to negative $1 million in the same period last year.

Results from operations were positively impacted in 2003 by company-wide reductions in G&A and operating costs for a savings of $2.2 million for nine months.

Average prices received for the nine months ended September 30, 2003 were $21.26 per bbl. for oil and $4.76 per mcf for natural gas. Net production in the nine-month period averaged 860 boe/d (barrel of oil equivalent/day, 6:1 conversion) compared to net production of 1330 boe/d for the nine-month period ended September 30, 2002. The year over year average production decrease is primarily due to the Company’s sale of non-core properties. The proceeds of the sales have been applied to reduce the bank debt.

Comparative summary results for three and nine-month periods ended September 30, 2003 are shown in US Dollars in the following tables. Additional information is contained in the Company’s financial statements, which are available for review in the SEDAR database.

Condensed Consolidated Summary Balance Sheet as at

(In US Dollars)

	Sept. 30, 2003 (Unaudited)	Dec. 31, 2003 (Audited)

Assets
Current assets	$4,383,337	$5,758,071
Oil and gas properties (net of depletion)	44,239,791	44,967,314
Property, equipment and other assets (net of depreciation)	1,051,247	1,810,939
Total Assets	$49,674,375	$52,536,324

Liabilities and Stockholders’ Equity
Accounts payable and accrued interest and expenses	$6,973,291	$7,119,338
Notes payable and current maturities of long-term debt	12,212,008	16,197,027
Long-term debt, net of current maturities	1,258,213	1,075,777
Provision for Site Restoration	285,846	264,522
Deferred Income Taxes	172,113	81,053
Stockholders’ Equity	28,772,904	27,798,607
Total Liabilities and Stockholders’ Equity	$49,674,375	$52,536,324

Condensed Consolidated Summary Statements of Operations

(Unaudited In US Dollars)

	Nine Months ended Sept. 30		Three Months ended Sept. 30
	2003	2002	2003	2002
Revenue	$7,042,855	$6,261,822	$2,614,334	$1,542,297
Expenses
Production, operating	2,878,897	3,866,243	995,211	1,283,714
General, administrative	1,300,625	2,526,695	384,411	1,034,997
Depreciation, depletion	2,170,569	6,958,060	829,672	5,292,727
Interest, financing costs	585,007	682,569	168,167	239,826
Prov. for invest. write down		657,985		436,903
Total expenses	$6,350,091	$13,350,998	$2,209,294	$7,611,438
Net income (loss) before taxes	$107,757	$(8,429,730)	$236,873	$(6,745,870)
Net income (loss) after tax	$(22,166)	$(8,316,863)	$181,976	$(6,810,506)
Net income (loss) per share	$(0.00)	$(0.22)	$0.003	$(0.17)

Weighted avg. shares	49,575,839	37,121,263	51,378,037	39,375,889

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in the Mid Continent Region in the US and Western Canada. Aspen’s shares trade on The Toronto Stock Exchange under the symbol ASR.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O’Connor

877-775-8734

koconnor@aspengroupresources.com